Filed by Peugeot S.A.
 Pursuant to Rule 425 under the Securities Act of 1933
 Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

The following has been made available by Peugeot S.A. on its website on December 23, 2020.

Merger Project between Peugeot S.A. (« PSA ») and Fiat Chrysler Automobiles N.V. (« FCA ») Frequently Asked Questions & Answers

Disclaimer:

This document is neither a prospectus, an information notice relating to financial instruments or any other offering document within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017.

A prospectus drawn up in English, which includes a summary in French, was approved by the Dutch Financial Market Authority (Autoriteit Financiële Markten) on November 20, 2020, and is available on the website of the PSA Group.

Due to the format of this document, the answers to the following questions have been summarized. PSA shareholders are invited to refer to the content of the prospectus for more details.

1.	About Stellantis and the merger between PSA and FCA:

1)	Why are PSA and FCA merging?

PSA and FCA announced on December 18, 2019 an agreement to merge to create Stellantis, the world’s fourth largest automaker by volume (and third by revenue). Stellantis aims to become a key player in the industry, with the management and resources that will allow it to seize all the opportunities of the new era of sustainable mobility that is coming.

Thanks to its financial strength and the talents of its teams, Stellantis will be uniquely placed to offer safe, clean and affordable solutions to ensure freedom of movement anywhere in the world, both in a rapidly expanding urban environment and in rural areas. The efficiency gains linked to the increased size and the know-how of the two groups will enable the future entity to offer the best products, technologies and services to all its customers, but also to face with agility the challenges of transformation of the automotive sector.

All public information on this operation is available on Groupe PSA website at the following address: www.groupe-psa.com/en/psa-fca-merger-project/.

2)	What are the terms of the merger?

The terms of the merger were announced on December 18, 2019. As part of the transaction, PSA will be merged with and into FCA so that on the date of completion of the merger, PSA shareholders will receive 1.742 Stellantis shares for each PSA share held, while FCA shareholders will retain their shares in FCA, an entity renamed Stellantis immediately after the merger. As this is a merger of equals, the former shareholders of PSA and those of FCA will respectively own, after completion, approximately 50% of the capital of Stellantis.

3)	What conditions remain to be met in order to allow the merger to actually take place ?

The completion of the merger between PSA and FCA will be effective once 1 / the proposed merger has obtained all the authorizations and approvals from the various competent authorities and 2 / the meetings of shareholders of PSA and FCA which will be held on the 4th January 2021 will have validated the merger project. With regard to PSA, an Extraordinary General Meeting and a Special Meeting are convened on this date. For the merger to be approved by the shareholders of PSA, a two-thirds majority of the votes held by the PSA shareholders present or represented at each of these meetings must have been cast in favor of the merger.

4)	Where will Stellantis NV be based?

Stellantis NV will be a company incorporated under Dutch law registered in the Netherlands, the country in which the company’s headquarters will also be located. Stellantis will also benefit from major operational centers in France, Italy and the United States. After the completion of the merger, Stellantis shares will be listed on the Paris (Euronext), Milan (Borsa Italiana) and New-York (New-York Stock Exchange) markets.

5)	Who will lead the new group?

The Chairman of the Board of Directors of Stellantis will be John Elkann, a position he currently holds within FCA, while Carlos Tavares, currently Chairman of the Managing Board of PSA will be appointed Chief Executive Officer of Stellantis. The composition of the future board of directors of Stellantis was also unveiled in September 2020.

2.	About the treatment of the merger for PSA shareholders:

6)	If I am a shareholder of PSA, what must I do to become a shareholder of Stellantis?

If you are a shareholder of PSA (or you become a shareholder of PSA before the merger takes effect), your shares will automatically be exchanged for Stellantis shares based on an exchange ratio of 1,742 Stellantis shares for each PSA share held.

7)	If I am not yet a shareholder of PSA, what must I do to become a shareholder of Stellantis?

You have the option to buy PSA shares up to and including the Friday preceding the date of completion of the merger. These will be automatically exchanged for Stellantis shares upon completion of the merger. You can also wait for the merger to take place and for Stellantis shares to list on the regulated market of Euronext in Paris to buy them directly by placing a buy order through your financial intermediary.

8)	When must you be a PSA shareholder to receive Stellantis shares?

Any shareholder holding or having acquired PSA shares at the latest on the last trading day preceding the date of completion of the merger will receive Stellantis shares upon completion of the merger. Stellantis shares will be negotiable on the regulated market of Euronext in Paris from the first trading day following the completion of the merger as well as on the Mercato Telematico Azionario de Borsa Italiana and the New York Stock Exchange.

9)	Do I need to contact my financial intermediary?

If all the conditions relating to the completion of the merger, and in particular the approval of the PSA and FCA meetings, are met or waived, the merger will be implemented by exchange of PSA shares in Stellantis shares. This exchange will take place automatically in your securities account or in your French share savings plan (“Plan d’Epargne en Actions”, PEA) without you having to intervene or contact your financial intermediary.

10)	How many Stellantis shares will I receive?

The exchange ratio that was defined within the framework of this merger is 1.742 Stellantis shares for one PSA share. Thus, if you hold 10 PSA shares before the merger, you will receive at the end of the exchange 17 Stellantis shares as well as a cash sum corresponding to the fractional entitlement.

11)	What happens when the calculation of the number of Stellantis shares I should receive does not correspond to a whole number?

In the event that the number of PSA shares that you hold does not make it possible to obtain a whole number of Stellantis shares, then the Stellantis shares issued in return for the number of PSA shares forming part of the deal are sold by your financial intermediary and the proceeds of the sale credited to your account, up to the fractional amounts to which you are entitled.

12)	On what date will the amount corresponding to the compensation for my fractional entitlement be paid into my account?

The amount corresponding to the compensation for your fractional entitlement should be paid into your account within 30 days of the date of the merger.

13)	Will I incur costs as part of the transaction?

We invite you to contact your intermediary in order to be able to estimate the possible costs that you may have to bear in the context of this operation.

14)	How will my Stellantis shares be listed if I am a fully registered PSA shareholder?

Your PSA shares held in “pure registered” form will automatically be converted into Stellantis shares registered in pure registered form, the register of which is maintained by Société Générale Securities Services.

15)	How will my Stellantis shares be listed if I am an administered registered PSA shareholder?

Your PSA shares held in “administered registered” form will automatically be converted into Stellantis shares registered in administered registered form and managed by your financial intermediary.

16)	How will my Stellantis shares be registered if I am a bearer PSA shareholder?

Your PSA shares held in “bearer” form will be automatically converted into Stellantis shares registered in bearer form and managed by your financial intermediary.

17)	I hold my PSA securities in a French share savings plan (“Plan d’Epargne en Actions”, PEA), what will be the impact of the merger on my holding? will Stellantis shares be delivered to my PEA?

Your Stellantis shares will be registered in the same French share savings plan (“Plan d’Epargne en Actions”, PEA) as the one on which you currently hold your PSA shares. This exchange should not have any tax consequences for you at the time of the merger, provided that you otherwise meet all the conditions for the application of the French share savings plan (“Plan d’Epargne en Actions”, PEA) regime. The only difference will be the name and the new ISIN code of your shares.

18)	What is the timetable for the operation?

a.	When will the merger be effective?

The merger remains subject to the satisfaction of all conditions precedent, in particular the regulatory authorizations to be obtained within the framework of the merger and its approval by the PSA and FCA meetings to be held on January 4, 2021. Unless otherwise agreed between the parties, the merger agreement provides that the merger will take effect the second weekend following the satisfaction of the last condition precedent. The date of completion of the merger will be communicated in advance by the parties.

b.	What is the last trading day for PSA shares?

Since the effective date of the merger must be a Saturday, the last trading day will correspond to the Friday preceding the date of completion of the merger.

c.	What is the first trading day for Stellantis shares?

Since the effective date of the merger must be a Saturday, the first day of listing will correspond to the Monday following the date of completion of the merger.

d.	When will I receive my Stellantis shares?

The actual delivery of the Stellantis shares will be made on the Wednesday following the merger. However, we invite you to contact your financial intermediary in order to have confirmation of the registration schedule for new Stellantis shares.

19)	What will happen to my PSA shares after the merger?

When the merger takes effect, PSA shareholders will have their shares automatically exchanged for Stellantis shares admitted to trading on the regulated market of Euronext in Paris. The PSA shares will simultaneously be delisted from the regulated market of Euronext in Paris.

20)	I am a beneficiary of PSA double voting rights: what will happen to my double voting rights?

PSA’s shareholders’ meetings will be held on January 4, 2021 to approve the removal of double voting rights attached to PSA ordinary shares. The removal of double voting rights will not take effect until the date of the merger. There will therefore be no carry-over of the existing double voting rights within Stellantis.

However, Stellantis will adopt a loyalty share voting program under which shareholders may at any time request the registration of all or part of their shares in a special register.

Each share entered in this register for an uninterrupted period of three years in the name of the same shareholder will confer on the latter the right to receive an additional voting right. Listing of Stellantis common shares in this register will result in such shares no longer being negotiable.

The modalities to benefit from this regime are specified in the document entitled “Special Voting Shares - Terms & Conditions” which will be made available on the future Stellantis website. We invite you to contact your financial intermediary to determine the impact this registration could have on you.

3.	Listing / Trading of stellantis shares

21)	Where will Stellantis shares be listed?

Stellantis ordinary shares will be admitted to trading on the regulated market of Euronext in Paris, on the New York Stock Exchange (NYSE) in the United States and on the Mercato Telematico Azionario (MTA) in Italy.

The mnemonic code for shares listed on Euronext Paris will be “STLA”.

22)	What will the ISIN code be for Stellantis shares?

The international securities identification number (“ISIN”) of the Stellantis ordinary shares will be NL00150001Q9.

23)	In what currency will Stellantis shares be listed?

Stellantis ordinary shares will be denominated in euros and will trade in euros on the Euronext Paris and Mercato Telematico Azionario platforms of Borsa Italiana and in US dollars on the New York Stock Exchange (NYSE).

24)	Will Stellantis shares be eligible for the Deferred Settlement Service (SRD)?

Stellantis shares listed on Euronext Paris will be eligible for the Deferred Settlement Service (SRD) on the first day of listing of Stellantis shares, allowing an investor to operate on credit, invest with leverage and use short sales. It is specified that PSA shares will no longer be eligible for the SRD from December 29, 2020.

25)	Will I be entitled to the dividend that could be decided by Stellantis in 2021?

The dividend corresponds to the portion of the profit distributed to shareholders. It will therefore be necessary to own one or more Stellantis shares at the time of the “record date” of the payment in order to receive the dividends. As a shareholder of PSA and future holder of Stellantis shares you will be eligible for the payment of the dividend, as well as any other distribution decided by Stellantis.

26)	Will Stellantis shares be eligible for the French share savings plan (“Plan d’Epargne en Actions”, PEA)?

Stellantis shares, just like the PSA shares were, will be eligible for the French share savings plan (“Plan d’Epargne en Actions”, PEA) (provided that you otherwise meet all the conditions for applying the PEA regime).

27)	Could the Stellantis share price differ between the three listing places?

The price of Stellantis shares may vary marginally from one listing place to another. The fact that Stellantis shares will be listed in different currencies (in euros and in US dollars) may also create a currency effect liable to generate price differences between the different listing places, depending on variations in these currencies, one in relation to the other.

28)	When will I be able to buy or sell Stellantis shares?

Stellantis shares will be traded on all markets, including Euronext Paris, on the first business day following completion of the merger.

4.	Taxation

29)	Will the transaction have a tax impact for me at the time of the merger?

If you are a natural person who is a French tax resident, you will benefit from a tax deferral regime for the capital gain or loss realized during the merger (i.e., no tax will be due at the time of the merger in respect of the securities traded but, when you resell your Stellantis shares, the capital gain or loss you realize will take into account the initial cost price of your PSA shares). However, you will remain immediately liable to tax in respect of any cash amount received in respect of your rights forming part of the fractional entitlement.

30)	What will the cost price of the new Stellantis shares be?

If you are a natural person who is a French tax resident, the tax cost price of the new Stellantis shares will be determined by reference to the tax cost price of the PSA shares exchanged.

IMPORTANT NOTICE

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). A registration statement on Form F-4 was filed with the SEC in connection with the combination of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. (“PSA”) through a cross-border merger and was declared effective by the SEC on November 20, 2020, and the prospectus was mailed to the holders of PSA ordinary shares (other than holders of PSA ordinary shares who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about November 23, 2020. Shareholders of PSA and FCA who are U.S. persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may obtain free copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.